LORD ABBETT CREDIT OPPORTUNITIES FUND

LORD ABBETT SPECIAL SITUATIONS INCOME FUND

90 Hudson Street

Jersey City, NJ 07302

January 10, 2023

Ms. Christina Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Accounting Review for Lord Abbett Credit Opportunities Fund and Lord Abbett Special Situations Income Fund

Dear Ms. Fettig:

This letter responds to comments you provided to Michael Hebert, Brandon Webster, Matthew Press and Linda Kim during a conference call on December 7, 2022 with respect to your review of the filings of Forms N-CSR for the fiscal year ended December 31, 2021, Forms N-CEN and Form N-2 for Lord Abbett Credit Opportunities Fund (“CROPPS”) and Lord Abbett Special Situations Income Fund (“SSIF” and, collectively, the “Funds”). Your comments and the Registrants’ responses thereto are set forth below. The U.S. Securities and Exchange Commission is referred to herein as the “Commission.” Other capitalized terms used but not defined herein have the meanings given to them in the relevant filings.

Form N-CSR:

1.            The Funds1. Form N-CSR was recently updated to include Items 4(i) and 4(j). Please ensure that future filings are responsive to updated Form N-CSR, including the items noted above.

Response: We confirm that future filings will be responsive to the updated items in Form N-CSR.

2.            The Funds. Form N-CSR, Item 4(e)(2), requires disclosure of services in which pre-approval was waived. The Funds’ annual report to shareholders for the fiscal year ended December 31, 2021 filed on Form N-CSR (each an “Annual Report” and, collectively, the “Annual Reports”) states that 100% of the services described in Item 4(b) through (d) had been approved. Please only include the percentage of services in which pre-approval was waived in future filings.

Response: The requested change will be made in future filings.

3.            The Funds. The Form N-CSR filings for the fiscal year ended December 31, 2021 state that items 7, 8 and 9 are not applicable. Please note that Form N-CSR requires disclosure in an annual report for a closed-end management investment company for each of Items 7, 8 and 9. Please amend the filings to include the information required by Items 7, 8 and 9 of Form N-CSR.

Response: The requested changes will be made in amended Form N-CSR filings and in future filings.

[1]	File Nos. 811-23383 and 811-23655

Ms. Christina Fettig

January 10, 2023

4.          CROPPS. On page 6 of the Annual Report, there is an Investment Comparison graph of a $10,000 investment in the Institutional Class shares compared to the same investment in the ICE BofA U.S. High Yield Constrained Index. In future filings, please base the graph on the investment minimum of $1 million for the Institutional Class shares pursuant to Form N-2, Item 24, Instruction 4.g.(2)(A)1.(d).

Response: The requested change will be made in future filings.

5.            The Funds. In the Portfolio Holdings Presented by Sector table of the Annual Reports, please consider disclosing in future filings that the table does not reflect derivatives exposure.

Response: The requested change will be made in future filings.

6.              The Funds. In the Schedule of Investments table of the Annual Reports, please confirm if the descriptions currently provided for investments in CLOs includes the series and tranche as part of the title of issue and, if not, please disclose these items in future filings.

Response: The investment descriptions for CLOs held by the Funds within the schedule of investments currently includes the series and tranche as part of the title of issue.

7.          The Funds. In the Statement of Assets and Liabilities of the Annual Reports, there is a line item for Commitments and contingent liabilities. In future filings, please include a parenthetical reference to the applicable Note to Financial Statements that discusses commitments and contingent liabilities.

Response: The requested change will be made in future filings.

8.            SSIF. It appears that repurchase agreements exceeded 10% of SSIF’s total assets in the Annual Report. Pursuant to Regulation S-X, Rule 4-08(m), to the extent the aggregate carrying amount of repurchase agreements exceed 10% of SSIF’s total assets, in future filings, please disclose separately the aggregate carrying amount in the Statement of Assets and Liabilities.

Response: The requested change will be made in future filings.

9.          CROPPS. In the reconciliation table of investments with unobservable inputs (Level 3) in the Annual Report, there were disclosed amounts for transfers out of Level 3 investments. Please disclose in future filings the reason for any transfer out of Level 3 investments.

Response: The requested change will be made in future filings.

10.          The Funds. In Note 3 (Management Fee and Other Transactions with Affiliates) of the Notes to Financial Statements in the Annual Reports, please disclose in future filings how often related party fees are paid (e.g., monthly, quarterly, etc.).

Response: The requested change will be made in future filings.

11.        The Funds. Note 6 (Disclosures about Derivative Instruments and Hedging Activities) of the Notes to Financial Statements of the Annual Reports includes a table describing transactions in derivative instruments for the fiscal year ended December 31, 2021. The table includes a line item

Ms. Christina Fettig

January 10, 2023

for Credit Default Swap Contracts and the corresponding footnote indicates that the amount included in the table represents the average number of contracts. Please supplementally confirm if the number is actually representative of the average notional amount of credit default swap contracts and please update in future filing as necessary.

Response: Due to a clerical error, the footnote for credit default swap contracts incorrectly referenced the average number of contracts instead of the average notional amount of credit default swap contracts. The footnote will be updated in future filings to reference the average notional amount of credit default swap contracts.

12.         The Funds. The Annual Reports include disclosure regarding the Funds’ liquidity risk management program. However, closed-end management investment companies are not required to include such disclosure in their annual reports to shareholders. Please remove this disclosure in future filings.

Response: The requested change will be made in future filings.

Form N-CEN

13.         The Funds. A value was disclosed in Item D.10., Market Price, despite the Funds not having any such market price for their common stock. In future filings, please include “N/A” for this item.

Response: The requested change will be made in future filings.

Form N-2

14.          SSIF.2 In the Summary of Fund Expenses section, footnote 1 to the Annual Fund Operating Expenses table, notes that the amount has been updated from fiscal year amounts to reflect current fees and expenses. Form N-2 states that this amount should be based on estimated amounts for the current fiscal year. Please include in future filings a footnote that the amounts are based on estimates rather than current fees and expenses.

Response: The requested change will be made in future filings.

15.          CROPPS.3 In the Summary of Fund Expenses section, pursuant to Form N-2, Item 3, General Instruction 5, please include a separate line item for Repurchase Fees in the Shareholder Transaction Expenses table.

Response: The requested changes will be made in future filings.

*                         *                         *

[2]	File Nos. 811-23655 and 333-264466
[3]	File Nos. 811-23383 and 333-262513

Ms. Christina Fettig

January 10, 2023

If you have any questions, please call the undersigned at (201) 827-6890.

Sincerely,

/s/ Matthew Press
Matthew Press
Counsel
Lord, Abbett & Co. LLC